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                                                                     EXHIBIT 8.1

                       [MAYER, BROWN & PLATT LETTERHEAD]

                                 June 30, 1997


Golden State Bancorp Inc.
414 North Central Avenue
Glendale, California 91203

Ladies and Gentlemen:

     We have acted as counsel to Golden State Bancorp Inc. (the "Company") in connection with the corporate proceedings taken and to be taken relating to the issuance of shares of the common stock, par value $1.00 per share (the "Company Common Stock"), of the Company that, pursuant to the transactions resulting in the Company becoming the holding company for Glendale Federal Bank, Federal Savings Bank ("Glendale Federal"), are issuable upon (i) the exercise from time to time of the common stock purchase warrants (the "Seven-Year Warrants") originally issued by Glendale Federal pursuant to the Warrant Agreement, dated as of August 15, 1993, between Glendale Federal and Chemical Trust Company of California and (ii) the conversion from time to time of the 7 3/4% Convertible Subordinated Debentures due 2001 (the "GLENFED Debentures") originally issued by GLENFED, Inc., the former holding company for Glendale Federal, pursuant to the Indenture dated as of March 15, 1986, between GLENFED, Inc. and Manufacturers Hanover Trust Company, as Trustee. We have participated in the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of a registration statement on Form S-3 (the "Registration Statement") relating to the Company Common Stock and are delivering this opinion in connection therewith. Capitalized terms used herein without definition have the meanings ascribed to them in the Registration Statement.

     In providing the opinions set forth below, we have relied on the description of the Company Common Stock, Seven-Year Warrants and GLENFED Debentures set forth in the Registration Statement. In addition, the opinions set forth below are based upon the Internal Revenue Code of 1986, as amended (the "Code"), legislative history with respect thereto, rules and regulations promulgated thereunder, published rulings and court
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decisions, all as in effect and existing on the date of the Registration
Statement and all of which are subject to change or differing interpretations, including on a retroactive basis with respect to completed transactions. There can be no assurance that our conclusions will not be rendered invalid as a result of subsequent changes in the law, including changes to the Code, the regulations thereunder, and the interpretation thereof by the courts or the Internal Revenue Service.

     The opinions set forth below are generally applicable to taxpayers that are "United States persons" within the meaning of section 7701(a)(30) of the Code, but are not applicable to certain special-status taxpayers such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, investment companies or taxpayers that are not such "United States persons". In addition, the opinions set forth below address only the situation of taxpayers that hold Seven-Year Warrants or GLENFED Debentures, and that would hold the Company Common Stock issuable to such holders, as capital assets within the meaning of section 1221 of the Code and that do not hold Seven-Year Warrants or GLENFED Debentures in connection with any other transaction or position, including taxpayers holding Seven-Year Warrants or GLENFED Debentures as part of a "straddle", "conversion transaction" or "hedging transaction" or as part of a "synthetic asset".

     Based on the foregoing, and subject to the limitations and exceptions set forth above, we are of the opinion that:

1. A holder of a Seven-Year Warrant will recognize gain or loss upon a sale of a Seven-Year Warrant measured by the difference between the amount realized on the sale and the holder's tax basis in the Seven-Year Warrant, which gain or loss will be long-term capital gain or long-term capital loss if the holder's holding period in the Seven-Year Warrant is greater than one year at the time of the sale.

2. A holder of a Seven-Year Warrant will not recognize gain or loss on the exercise thereof.

3. A holder's tax basis in the Company Common Stock received on exercise of a Seven-Year Warrant would be equal to the sum of (i) the
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     holder's tax basis in the Seven-Year Warrant exercised and (ii) the exercise price paid.

4. A holder's holding period in Company Common Stock received on exercise of a Seven-Year Warrant would begin on the date of exercise.

5. If a holder's Seven-Year Warrant expires without being exercised, the holder will recognize a capital loss equal to the holder's tax basis in such Seven-Year Warrant, which capital loss will be long-term capital loss if the holder's holding period in such expired Seven-Year Warrant was greater than one year at the time of the expiration.

6. A holder of GLENFED Debentures should not incur any income, gain or loss for federal income tax purposes as a result of the Reorganization, and a holder of GLENFED Debentures accordingly should have the same adjusted tax basis and holding period in GLENFED Debentures following the Reorganization as the holder had immediately before the Reorganization.

7. Upon a conversion of GLENFED Debentures into Company Common Stock, the holder of such GLENFED Debentures would recognize gain or loss measured by the difference between the fair market value of the Company Common Stock received on conversion and the holder's tax basis in such GLENFED Debentures; provided, however, that any Company Common Stock received that is properly treated as a payment of interest would not constitute an amount realized on the conversion, but instead would be recognized as interest income taxable to the holder as ordinary income in accordance with the holder's method of accounting.

8. Any gain or loss recognized by a holder of GLENFED Debentures on the conversion thereof into Company Common Stock would constitute long-term capital gain or long-term capital loss if the holder's holding period in the GLENFED Debentures was greater than one year at the time of the conversion.

9. A holder's tax basis in Company Common Stock received on conversion of GLENFED Debentures would equal the fair market value of such stock at the time of conversion.
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10.  A holder's holding period in Company Common Stock received on conversion of
     GLENFED Debentures would begin at the time of conversion.

     We also confirm to you that, due to the lack of precedents and ambiguity of potentially applicable law, we are unable to render an opinion with respect to the consequences of the Reorganization to holders of Seven-Year Warrants.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading "Certain Federal Income Tax Consequences".

                              Very truly yours,



                              MAYER, BROWN & PLATT